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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES AND PREFERRED DIVIDENDS

		Years ended December 31,
	Six Months Ended June 30, 2009
		2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes	$8,782	$24,651	$18,371	$2,757	$(2,741)	$5,042
Fixed charges:
Interest expense	$7,124	$12,122	$3,109	$2,844	$2,990	$1,284
Portion of rental expense representative of interest factor	752	1,111	812	752	566	516
Preferred dividends	$—	$—	$—	$—	$—	$—

Subtotal: Fixed charges and preferred dividends	$7,876	$13,233	$3,921	$3,596	$3,556	$1,800
Income (loss) from continuing operations plus fixed charges	$16,658	$37,884	$22,292	$6,353	$815	$6,842
Ratio of earnings to fixed charges and preferred dividends	2.1	2.9	5.7	1.8	0.2	3.8

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  Exhibit 12.1